Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 20 DATED OCTOBER 30, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update the description of our common stock.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of September 30, 2023, we had raised total aggregate gross offering proceeds of approximately $62,007,000 and had issued approximately 5,948,000 shares of common stock in the Offerings, purchased by approximately 3,500 unique investors. The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock – Quarterly Share Repurchase Program.”

Description of Our Common Stock

The following information supplements the section of our Offering Circular captioned “Description of Our Common Stock – Distributions”:

As of October 30, 2023, cumulative since inception, we have paid 23 consecutive quarterly distributions to stockholders totaling over $11,300,000, of which approximately $4,000,000 was paid in cash and $7,300,000 was reinvested in our shares pursuant to the distribution reinvestment plan.